THE KANSAS POWER AND LIGHT COMPANY

                   Certificate of Designations
                for a Series of Preference Stock
             designated as "7.58% Preference Stock"

              Pursuant to Section 17-6401(g) of the
         General Corporation Code of the State of Kansas


          The Kansas Power and Light Company, a corporation of the State of Kansas (hereinafter called the "Corporation"), by James S. Haines, Jr., Executive Vice President and Chief Administrative Officer, authorized to exercise the duties ordinarily exercised by a Vice President, and an Assistant Secretary, DOES HEREBY CERTIFY as follows:

          1. That pursuant to Article VI of the Restated Articles of Incorporation of the Corporation, as amended, the Corporation is authorized to issue 4,000,000 shares of Preference Stock, without par value, and the Board of Directors of the Corporation is expressly authorized to fix, to the extent permitted by law and said Article VI, the distinctive terms and characteristics of any and all series of Preference Stock.

          2. That the Board of Directors of the Corporation, at a meeting duly convened and held on February 25, 1992, at which a quorum was present and acting throughout, duly and unanimously adopted the following resolutions authorizing the issuance of a series of the Corporation's Preference Stock, and fixing the designations, preferences and relative, participating, optional and other rights and qualifications, limitations and restrictions thereof other than those which would apply to all series of Preference Stock of the Corporation (for a statement of which reference is made to said Article VI) as follows:

          WHEREAS, the Board of Directors of The Kansas Power and Light Company, at a meeting duly called and held on January 23, 1991, authorized and empowered the proper officers of the Company to proceed to prepare for the sale by the Company, of such number of shares of the Company's authorized and unissued Preference Stock, without par value (the "Preference Stock"), in such amounts, up to $150,000,000 in value and at such time, including but not limited to a "shelf registration," as they deem appropriate and in the best interest of the Company;

          WHEREAS, on May 17, 1991 the Company filed a registration statement on Form S-3, File No. 33-40527
     (the "Registration Statement") with the Securities and
     Exchange Commission ("SEC") to register for the shelf
     1,500,000 shares of Preference Stock, which Registration Statement was declared effective on May 23, 1991;

          WHEREAS, a Prospectus Supplement was filed with the SEC on May 31, 1991 with respect to the public offering of 1,000,000 shares of Preference Stock designated as the "8.50% Preference Stock" (the "8.50% Series") at $100 per share, the Underwriting Agreement with respect to the purchase of such shares by the Underwriters at a discount of $0.875 per share was signed by the Company and the Underwriters on that date and the closing for the purchase and sale pursuant thereto was held on June 10, 1991;

          WHEREAS, pursuant to the authority delegated to the proper officers of the Company at the January 23, 1991 and February 25, 1992 meetings, said officers have made arrangements with Dillon, Read & Co. Inc., as representative (the "Representative") of a syndicate of underwriters who are proposing to purchase the remaining 500,000 shares of Preference Stock covered by the Registration Statement pursuant to a firm commitment underwriting agreement substantially in the form executed with respect to the 8.50% Series;

          WHEREAS, the Company's Restated Articles of
     Incorporation, as amended, authorize the issuance in series of shares of the Preference Stock and fix the general terms and characteristics of such shares and authorize the Board of Directors of the Company to fix the distinctive terms and characteristics of any and all series of the Preference Stock in a manner not inconsistent with, and within the prescribed limits of, the Restated Articles of Incorporation, as amended; and

          NOW, THEREFORE, BE IT RESOLVED, that the Board of
     Directors deems it desirable and in the best interests of the Company to create a new series of Preference
     Stock, without par value, consisting of the 500,000 additional shares of Preference Stock covered by the Registration Statement and that such new series be publicly offered and sold and issued by the Company;

          FURTHER RESOLVED, that the following be, and it hereby is, a statement of the designation and the powers, preferences and rights, and the qualifications, limitations and restrictions, of such series, subject to the provisions set forth in the Restated Articles of Incorporation, as amended (the "Articles"):

          1. Designation. The Preference Stock created and authorized hereby shall be designated as the "7.58% Preference Stock" (the "7.58% Series"). The number of shares constituting the 7.58% Series shall be 500,000 and no more.

          2. Dividends. The rate per annum of dividends on the 7.58% Series shall be $7.58 per share and dividends thereon shall be cumulative from and including the date of original issue on all shares issued before July 1, 1992, which date shall be the first dividend payment date for said shares, and payable thereafter on the first day of January, April, July and October of each year. For any period during which any share of such series is outstanding less or more than a full quarterly dividend period, the dividends payable shall be computed on the basis of twelve 30-day months and the actual number of days elapsed in the period for which the dividends are payable.

          3.   Optional Redemption.  Subject to the
     provisions of paragraph 4 hereof, the shares of the 7.58% Series shall be redeemable in whole or in part at the option of the Company, subject to the terms, provisions and effect as generally provided for redemption of shares of the Company's Preference Stock in the Articles, at a price of $107.58 per share if such date is prior to April 1, 1993 and at the following applicable prices per share during the respective 12-month periods beginning on April 1 of the years indicated:

     12-Month Period   Redemption  12-MonthPeriod
     Redemption
       Beginning         Price        Beginning      Price
       April 1         Per Share       April 1     Per Share

        1993            $106.82         1998        $103.03
        1994            $106.06         1999        $102.27
        1995            $105.31         2000        $101.52
        1996            $104.55         2001        $100.76
        1997            $103.79

     and at $100 per share if redeemed on April 1, 2002 or thereafter, plus, in each case, an amount equal to the accrued but unpaid dividends on said shares to the date of redemption; provided, however, that no shares of the 7.58% Series may be redeemed (otherwise than by sinking fund redemption provided for in paragraph 4 hereof) prior to April 1, 1997 if such redemption is for the purpose of or in anticipation of refunding such shares through the use, directly or indirectly, of funds borrowed by the Company, or through the use, directly or indirectly, of funds derived through the issuance by the Company of stock ranking prior to or on a parity with the 7.58% Series as to dividends or assets, if such borrowed funds have an effective interest cost to the Company (computed in accordance with generally accepted financial practice and before deduction of commissions and expenses) or such stock has an effective dividend cost to the Company (so computed) of less than 7.58% per annum.

          In the case of an optional redemption of less than all of the shares of the 7.58% Series at the time outstanding, the Company shall select by lot the shares so to be redeemed.

          4. Sinking Fund Redemption. Notwithstanding the provisions of paragraph 3 hereof, the shares of the 7.58% Series shall be subject to redemption as and for a sinking fund as follows:

     The Company shall redeem, out of funds legally available therefor and otherwise in the manner hereinafter provided, (i) 25,000 shares of the 7.58% Series (or the number of shares then outstanding if less than 25,000) on each April 1 of the, years 2002, 2003, 2004, 2005 and 2006, and (ii) 375,000 shares of the 7.58% Series (or the number of shares then outstanding if less than 375,000) on April 1, 2007 (each of the dates referred to (i) and (ii) above being referred to as an "7.58% Series Sinking Fund Redemption Date"), in each case at the sinking fund redemption price of $100.00 per share, plus, as to each share so redeemed, an amount equal to the accrued dividends thereon to the date of redemption (the obligation of the Company so to redeem the shares of the 7.58% Series being hereinafter referred to as the "7.58% Series Sinking Fund Obligation"). The 7.58% Series Sinking Fund Obligation shall be cumulative. If on any 7.58% Series Sinking Fund Redemption Date, the Company shall be prevented from redeeming the full number of shares required to be redeemed on that date, the 7.58% Series Sinking Fund Obligation with respect to the shares not redeemed shall carry forward and funds legally available for redemption as aforesaid shall be applied to such 7.58% Series Sinking Fund Obligation on each succeeding Sinking Fund Redemption Date on which the Company shall not be prevented from effecting such redemption until all such shares shall have been redeemed. In addition to the 7.58% Series Sinking Fund Obligation, the Company shall have the option, which shall be noncumulative, to redeem, upon authorization of the Board of Directors of the Company and otherwise in the manner hereinafter provided, on each 7.58% Series Sinking Fund Redemption Date, at the sinking fund redemption price of $100.00 per share, plus, as to each share so redeemed, an amount equal to the accrued dividends thereon to the date of redemption, up to 25,000 additional shares of the 7.58% Series. The shares of the 7.58% Series which are to be the subject of mandatory or optional sinking fund redemption shall be selected by the Company by lot.

          Notice of each sinking fund redemption shall be given, and deposit of the aggregate sinking fund redemption price may be made, subject to the terms, provisions and effect as provided generally for redemption of shares of the Company's Preference Stock in the Articles. The Company shall be entitled, at its election, to credit against its 7.58% Series Sinking Fund Obligation any shares of the 7.58% Series redeemed (other than shares of the 7.58% Series redeemed pursuant to the 7.58% Series Sinking Fund Obligation or optionally redeemed pursuant to this paragraph 4), purchased or otherwise acquired and not previously credited against the 7.58% Series Sinking Fund Obligation.

          5. Voluntary Liquidation, Dissolution or Winding Up. In the event of the voluntary liquidation, dissolution or winding up of the Company, the holders of the 7.58% Series shall be entitled to receive (on a pro rata basis with holders of any other series of Preference Stock, from any assets and funds of the Company remaining after payment of the debts and other liabilities of the Company and after payment to the holders of Preferred Stock of the preferential amount or amounts to which such holders are entitled thereon) for each share an amount equal to the then current redemption price per share provided for under "Optional Redemption" in paragraph 3 hereof plus, as to each share, an amount equal to the accrued dividends thereon to the date of distribution.

          6.   Involuntary Liquidation, Dissolution or
     Winding Up. In the event of the involuntary liquidation, dissolution or winding up of the Company, the holders of the 7.58% Series shall be entitled to receive (on a pro rata basis with holders of any other series of Preference Stock, from any assets and funds of the Company remaining after payment of the debts and other liabilities of the Company and after payment to the holders of Preferred Stock of the preferential amount or amounts to which such holders are entitled thereon) $100 for each share, which amount shall be deemed to be the involuntary liquidation price per share for the 7.58% Series, plus, as to each share, an amount equal to the accrued dividends thereon to the date of distribution.

          7.   Conversion Privileges.  Shares of the 7.58%
     Series shall not be convertible into any class, or series of any class of, capital stock of the Company.

          8.   Negative Covenant.  The Company hereby
     covenants and agrees that, so long as any shares of the 7.58% Series are outstanding, it will not issue any additional shares of preferred stock or any stock convertible into such preferred stock.

          IN WITNESS WHEREOF, The Kansas Power and Light Company has made this Certificate under its seal and the hand of James S. Haines, Jr., Executive Vice President and Chief Administrative officer, authorized to exercise the duties ordinarily exercised by a Vice President, and an Assistant Secretary, this 8th day of April, 1992.

                              THE KANSAS POWER AND LIGHT COMPANY


                              By  /s/ James S. Haines, Jr.
                                 James S. Haines, Jr.
                                 Executive Vice President and
                                 Chief Administrative Officer

ATTEST:


/s/ Stacy F. Kramer
Stacy F. Kramer
Assistant Secretary


STATE OF KANSAS     )
                    )  ss:
COUNTY OF SHAWNEE   )

          BE IT REMEMBERED that on this 8th day of April, 1992, before me, the undersigned, a Notary Public in and for the County and State aforesaid, personally came James S. Haines, Jr., Executive Vice President and Chief Administrative Officer, of The Kansas Power and Light Company, a corporation duly organized, incorporated and existing under the laws of the State of Kansas, who is personally known to me to be such officer, and who is personally known to me to be the same person who executed as such officer the above instrument in writing, and he duly acknowledge execution of the same as Executive Vice President of said corporation.

          IN WITNESS WHEREOF, I have hereunto subscribed my name and affixed my official seal the day and year last above written.




                                        Notary Public

My Commission expires: